November 7, 2018

Leslie Auld
Chief Financial Officer
Aeterna Zentaris Inc.
315 Sigma Drive
Summerville, South Carolina 29486

       Re: Aeterna Zentaris Inc.
           Form 20-F for the Year Ended December 31, 2017
           Filed March 28, 2018
           Form 6-K for the Month of May 2018
           Filed May 7, 2018
           File No. 001-38064

Dear Ms. Auld:

        We have reviewed your October 9, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to prior comment one is to our comment in our September 13, 2018 letter.

Form 6-K filed May 7, 2018

Exhibit 99.1
Notes to Condensed Interim Consolidated Financial Statements (unaudited) 4 Licensing Arrangements, page 10

1.    Regarding your response to prior comment one:
        Please tell us how you applied paragraph 7 of IFRS 15 as you indicate the contract is partially within the scope of IFRS 15 and partially within the scope of IFRS 11.
        Please provide us an accounting analysis with reference to authoritative literature
 Leslie Auld
Aeterna Zentaris Inc.
November 7, 2018
Page 2
             supporting your allocation of the $24 million transaction price solely to the adult indication upon entering into the Strongbridge agreement in January 2018 when the $5 million milestone payment upon the approval of Macrilen for pediatric indication would have been fully constrained.
       You may contact SiSi Cheng at 202-551-5004 or Lisa Vanjoske at 202-551-3614 if you
have questions.



FirstName LastNameLeslie Auld                                Sincerely,
Comapany NameAeterna Zentaris Inc.
                                                             Division of
Corporation Finance
November 7, 2018 Page 2                                      Office of
Healthcare & Insurance
FirstName LastName